⚡ EVERYDAE - ROUND 2 ⚡

🥊 ROUND 2 COMING SOON! Giving everyone in the world their own digital tutor



SENIOR
everydae
Everybody's digital tutor!
LET'S GO!

everydae.com Culver City CA

Technology | Software | Artificial Intelligence | Design | B2C

Highlights

1. 💰 Raised $1.28M and now opening a new round!
2. ⏰ LIMITED TIME OFFER: Better terms!
3. 🚀 Named a 1000X company by Neil Patel and the Angels & Entrepreneurs Network.
4. 🏆 Team previously built (then SOLD) the world's largest privately-owned test prep company.
5. 💪 91% of trials CONVERT into paid subscriptions. (Healthy Recurring Revenue Business Model!)
6. 🤓 CEO was named one of the Top 36 Most Creative Women by Business Insider.
7. 👉 Get in BEFORE our Series A!
8. 🎓 BE PART OF THE CHANGE in education you always wanted to see.

Our Team



Christine Outram Chief Executive Officer

Award winning entrepreneur. Invented The Copenhagen Wheel, a TIME Magazine Best Invention. Formerly Chief Product Officer at Veritas Prep. Built the adaptive study app ORION. Named Top 36 Most Creative Women (Business Insider) and Top 100 IOT thinker

> For too long, expensive tutoring services have exacerbated an ever-widening achievement gap between the haves and the have-nots. Given a potential future of rolling pandemics it is vital that we make online learning as engaging as in-person teaching. It must also be affordable. That's why we're building Everydae.



Chad Troutwine Chairman



Serial founder. Built and sold Veritas Prep - the world's largest privately owned test prep and admissions consulting company. Also, co-founded Codesmith, a premier coding academy and Spectrum Station Pre-schools. Degrees from Harvard and Yale.



Laura Hubbard Director of Academics

10,000+ hours of tutoring and tutor-training experience. Previously the Director of Academics for the adaptive learning product ORION. Directed curriculum creation at AJ Tutoring. Previously course writer at Chegg and manager at The Princeton Review.

SEE MORE

ROUND 2 is COMING SOON!

🔥 In 2020, we built an online learning system that users love.

> ***We also raised $1.28M on Wefunder (in just 93 days).***

❤️ In 2021, we will become a household name.

> ***Bringing affordable, fun, online learning to high school students everywhere.***

👉 Let us be the investment you tell all your friends about.

> ***Get in before our Series A.***


13 reasons why you should invest in Everydae

#13. We're solving a MASSIVE problem in education


85% of families can't afford a tutor for their kids.
everydae

All students need help to reach their full potential. The problem is, tutoring is prohibitively expensive. This leaves an ever-widening gap between the haves and the have nots. But it doesn't need to be this way!

#12. We've built an online learning system that's AFFORDABLE, FUN and gets RESULTS


The First Online Learning System to Power Teenage Persist...
Watch later
Share
everydae


You got this!
You completed a challenge!
Your predicted score improvement:
+240
everydae

The ingredients for our success:

- 🎉**Engaging 10-minute learning system** - we make it simple and fun to succeed.
- ⚙️**Proprietary algorithms and AI** - we're building a system that can detect weaknesses and create personalized a study plans tailored to YOU.
- 🎓**World-class instructional design** - we use proven educational techniques, such as spaced repetition, interleving, micro-engagements and adaptivity to get the learning outcomes that students deserve and parents crave.
- 🌎 **Affordable for ALL and scalable to the WORLD!** We believe that everyone deserves the opportunity to succeed and our technology has the ability to scale across the world.

🔥The result?🔥

It's like having a tutor in your pocket (or any device!) without the hefty price tag.

#11. Our secret sauce is making learning ENGAGING and building groundbreaking ARTIFICIAL INTELLIGENCE that can adapt content to YOU.


everydae
Your predicted score improvement:
+240
points
OUR GOAL:
Online learning, customized for every student.

Creating an engaging way to learn and using artificial intelligence to personalize each student's journey is a game changer for families and educators.

🔥 By investing in Everydae, you will be helping us realize our vision of giving everyone in the world, their own, personalized 'digital tutor'🔥

#10. We BUILT and SOLD our last education company 💰💰💰


💰💰💰💰💰
We sold our previous


EdTech company in 2018!

> *We know what it takes to build and scale a company into a valuable asset that can be sold and are continuously thinking about how to position ourselves for a successful exit down the road.*

#9. Students, Parents and Educators LOVE us ⭐⭐⭐⭐⭐


everydae
Today's Progress
"The 10 minutes a day gaming approach is a winner with high schoolers."
- Ellen R., High School Principal

> *PSSST! Not only did Ellen (in the quote above) invest in Round 1, we also brokered a deal to integrate Everydae into her online high school!*

#8. Our investors LOVE us too 🤟🤟🤟🤟🤟


Why I Made My First Angel Investment Online via Wefunder ...
Watch later
Share
ANGEL
INVESTOR

Fares was so excited about his investment in Everydae, that he made this video!

#7. We were named a 1000X COMPANY by Neil Patel 📈📈📈


THE
ANGELS &
ENTREPRENEURS
1000X COMPANY
everydae
Serial Entrepreneur
Neil Patel

> *While not guaranteed, Neil and the team believe we have the growth potential*

> *to provide a 1000X return to investors!*

#6. We keep winning AWARDS! 🏆🏆🏆


MILKEN - PENN GSE
EDUCATION BUSINESS PLAN COMPETITION
WORLD'S MOST INNOVATIVE EDUCATION + WORKFORCE TECH COMPANIES
GSV CUP

#5. Our early numbers are AWESOME (and growing!) 🌱🌱🌱

In 2020, our initial market (SAT-prep) evaporated when colleges stopped requiring SAT scores due to COVID-19. But we are a nimble and hard working team, who won't be held back! We pivoted quickly and produced some incredible outcomes for the business over the past year. This includes:

- **91% of $1 trials now convert** to paid monthly or yearly subscription.
- **Monthly Recurring Revenue increased each month in 2020** (despite the SAT market evaporating).
- **Course creation was sped up by 500%** through creating a Learning Management System (LMS) that anyone can use to create an Everydae-style course (and which is the backbone of adaptivity).
- **We cracked user engagement and lifted our DAU:MAU ratio from 18% - 36%.** This is seriously awesome - for context, DAU:MAU measures how engaging/sticky your product is and 20% is the benchmark for something good.
- **We accelerated our roadmap by years to produce 6 additional Math, Science and English courses in Q4 2020!**
- **We brokered a lucrative white-label partnership** with a job-ready skills provider that sells to institutions and can expect a healthy rev-share in 2021.

🔥 We won't be held back by anything - not even a global pandemic! 🔥

#4. The market opportunity is HUGE 🌎🌎🌎.


THE SMART TUTORING OPPORTUNITY
$70B TAM
76 million K - 12 & college students, U.S.
$936 ARPU: 24-month subscription @$39/mo
$31B SAM
34 million K - 12 & college students, U.S. with a household income of >$70k.
$936 ARPU: 24-month subscription @$39/mo
everydae
Your predicted score improvement:
+240
points
NEXT
everydae

Our beachhead is high school. There are 15.3 million high schoolers in the United States but over 13 million of them lack access to affordable tutoring or supplemental education. By creating a digital tutor that's fun, affordable and accessible on any device, we hope to become the go-to solution for millions of families. More importantly, we build incredible value in the business (and for our investors!).

#3. We're planning on a HYPERGROWTH path 🚀🚀🚀


Capturing each life-stage in a $70B+ untapped market
50
40
30
20
10
0
High school
$14B+
TAM
College
$18B+
TAM
K - 8
$47B+
TAM
everydae

Our beachhead is high school, but that's only the beginning! Our mission is that Everydae will be the backbone of online education: from Kindergarten all the way up to adult education.

#2. In our last round, we raised OVER $1.28M (in ~90 days!)

Our investors have given us a clear signal: we're onto something HUGE!


Funded!
$1,284,627
total funds raised

#1. But most importantly: we CARE about our kids' futures


Because all students deserve to realize their potential
everydae

Every child deserves access to a high quality online education that is affordable for all families. Help us make Everydae a reality today.

🚀So if you're looking for a company with a mission and a MASSIVE market opportunity, we're the team to back.

✅Building the future of education
✅Experienced founders with previous exits
✅Proprietary tech
✅Recurring revenue subscription model
✅Multi-billion dollar market opportunity

The opportunity to invest in Everydae is now. We look forward to sharing our success with you.